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                                                                EXHIBIT (a)(7)
[Logo] ENVIROTEST                                   NEWS
       SYSTEMS


Contact:    Robert Siegfried
            Adam Weiner
            Kekst and Company
            (212) 521-4800


                      ENVIROTEST SYSTEM'S BOARD AUTHORIZES
                   DUTCH TENDER OFFER FOR UP TO $20 MILLION
                 OF THE COMPANY'S OUTSTANDING COMMON STOCK


                  BOARD ALSO AUTHORIZES PURCHASE OF UP TO
                 $50 MILLION AGGREGATE PRINCIPAL AMOUNT OF
                     OUTSTANDING 9-1/8 % SENIOR NOTES


FOR IMMEDIATE RELEASE
---------------------

SUNNYVALE, CA, AUGUST 13, 1997--Envirotest Systems Corp. (AMEX-ENR) today announced that its Board of Directors has authorized the purchase by the Company of up to $20 million of its outstanding Class A Common Stock, par value $.01 per share (the "Common Stock"), pursuant to a "Dutch Auction" equity tender offer in which shareholders will be invited to tender shares of Common Stock within a range of prices to be determined by the pricing committee established by the Board of Directors.

In addition, the Company has also announced that its Board of Directors has authorized the purchase by the Company of up to $50 million aggregate principal amount of its outstanding 9-1/8% Senior Notes due 2001 at a price of 100%, plus accrued and unpaid interest to and including the purchase date, pursuant to a self-tender offer.

Commencement of each of the tender offers is conditioned upon the Company's receipt of the requisite consents from the holders of the Company's outstanding 9-1/8% Notes and 9-5/8% Senior Subordinated Notes due 2003 to certain amendments to the indentures governing such notes, which amendments would permit the Company to, among other things, repurchase the shares of Common Stock pursuant to the equity offer. The Company's Consent Solicitation for such amendments expires on Monday, August 18, 1997.

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The amendment will not become operative until the offer to purchase up to
$50 million aggregate principal amount of the 9-1/8% Notes expires. As a result, the Dutch Auction equity tender offer will be conditioned upon, among other things, the expiration of the debt tender offer.

It is expected that each of the offers will commence as soon as practicable following the receipt of the requisite consents to the amendments to the 9-1/8% Notes and 9-5/8% Notes. The Company expects to fund the debt and equity tender offers from cash on hand.

Envirotest Systems Corp. is the largest provider of vehicle inspection services in the country and the only domestic company that provides vehicle inspection services outside the United States.

This press release contains statements that are forward looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, which represent the Company's expectations or beliefs concerning future events. The Company cautions that these statements are further qualified by important factors that could cause actual results to differ materially from those in the forward looking statements. A number of such factors are set forth in the Company's filings with the Securities and Exchange Commission, including the Company's Annual Report on Form 10-K and Quarterly Reports on Form 10-Q.


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